UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MAXPOINT INTERACTIVE, INC.
(Names of Subject Company)

MERCURY MERGER SUB, INC.
(Offeror)

A WHOLLY OWNED SUBSIDIARY OF
HARLAND CLARKE HOLDINGS CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.00005 PAR VALUE
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Lee Ann Stevenson, Esq.
General Counsel
15955 La Cantera Parkway
San Antonio, Texas 78256
(210) 697-8888
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

David Feirstein, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4861

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$96,326,307	$11,164.22

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 6,765,859 shares of common stock, par value $0.00005 per share (the “Shares”), of MaxPoint Interactive, Inc. (“MaxPoint”) issued and outstanding, multiplied by the offer price of $13.86 per share (the “Offer Price”); plus (ii) 95,024 Shares subject to issuance in respect of MaxPoint’s restricted stock awards that have vested or are anticipated to be vested prior to the completion of the transaction, multiplied by the Offer Price; and plus (iii) 89,067 Shares subject to issuance in respect of outstanding MaxPoint stock options that have vested or are anticipated to be vested prior to the completion of the transaction, multiplied by the Offer Price.

The calculation of the filing fee is based on information provided by MaxPoint as of August 31, 2017.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.00005 per share (“Shares”), of MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), at a price of $13.86 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated September 11, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd.
Suite 300
Morrisville, North Carolina 27560
(800) 916-9960

(b)-(c) Securities; Trading Market and Price. As of the close of business on August 31, 2017, there were 6,765,859 Shares issued and outstanding. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

INTRODUCTION

THE TENDER OFFER - Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I - Information Relating to Parent, Purchaser and M&F

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with MaxPoint”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with MaxPoint”)
THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for MaxPoint”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for MaxPoint”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with MaxPoint”)
THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for MaxPoint”)
THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER - Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with MaxPoint”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with MaxPoint”)
THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for MaxPoint”)
THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with MaxPoint”)
THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER - Section 15 (“Certain Conditions of the Offer”)

The Agreement and Plan of Merger dated as of August 27, 2017 among Harland Clarke Holdings Corp., Merary Merger Sub, Inc. and MaxPoint Interactive, Inc. is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER - Section 8 (“Certain Information Concerning Parent and Purchaser”)
THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for MaxPoint”)

SCHEDULE I - Information Relating to Parent, Purchaser and M&F

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with MaxPoint”)
THE TENDER OFFER - Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER - Section 10 (“Background of the Offer; Past Contacts or Negotiations with MaxPoint”)
THE TENDER OFFER - Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER - Section 12 (“Purpose of the Offer; Plans for MaxPoint”)
THE TENDER OFFER - Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER - Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 11, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)
Joint Press Release of Valassis and MaxPoint Interactive, Inc. dated August 28, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).

(a)(1)(F)	Summary Advertisement as published in the New York Times on September 11, 2017.
(b)(1)	Commitment Letter, dated as of August 27, 2017, among Credit Suisse AG, Credit Suisse Securities (USA) LLC and Harland Clarke Holdings Corp.
(d)(1)
Agreement and Plan of Merger, dated as of August 27, 2017, among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).

(d)(2)	Confidentiality Agreement, dated August 23, 2016, between MaxPoint Interactive, Inc. and Valassis Communications, Inc. (a wholly owned subsidiary of Harland Clarke Holdings Corp.).
(d)(3)
Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc., Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Joseph Epperson (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).

(d)(4)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Gretchen Joyce.
(d)(5)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Joseph Epperson.
(d)(6)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Kurt Carlson.
(g)	None.
(h)	None.
Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2017

MERCURY MERGER SUB, INC.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	Senior Vice President, General Counsel and Secretary

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 11, 2017.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)
Joint Press Release of Valassis and MaxPoint Interactive, Inc. dated August 28, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).

(a)(1)(F)	Summary Advertisement as published in the New York Times on September 11, 2017.

(b)(1)	Commitment Letter, dated as of August 27, 2017, among Credit Suisse AG, Credit Suisse Securities (USA) LLC and Harland Clarke Holdings Corp.

(d)(1)
Agreement and Plan of Merger, dated as of August 27, 2017, among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).

(d)(2)	Confidentiality Agreement, dated August 23, 2016, between MaxPoint Interactive, Inc. and Valassis Communications, Inc. (a wholly owned subsidiary of Harland Clarke Holdings Corp.).

(d)(3)
Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc., Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Joseph Epperson (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).

(d)(4)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Gretchen Joyce.

(d)(5)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Joseph Epperson.

(d)(6)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Kurt Carlson.

(g)	None.

(h)	None.